Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 3 DATED MAY 6, 2014
TO THE PROSPECTUS DATED APRIL 25, 2014
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated April 25, 2014, as supplemented by supplement no. 1 dated April 25, 2014 and supplement no. 2 dated April 25, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose an updated offering price for shares of common stock to be sold in this primary offering and the offering under our dividend reinvestment plan.
DETERMINATION OF OFFERING PRICE
On May 5, 2014, our board of directors established an updated offering price for shares of common stock to be sold in this primary offering of $10.39 per share (with discounts available to certain categories of purchasers) and an offering price for shares of common stock to be sold under our dividend reinvestment plan of $9.88 per share (which is 95% of the price to acquire a share in this primary offering). These updated offering prices for this primary offering and the dividend reinvestment plan offering will be effective May 7, 2014. Subscriptions dated on or before May 6, 2014 will be processed at the current offering prices and subscriptions dated after such date will be processed at the updated offering prices set forth above, in each case subject to discounts that may be available for some categories of investors. The updated offering price of shares of common stock to be sold in this primary offering was determined by adding certain offering costs to the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding, all as of March 31, 2014. As of March 31, 2014, there were 80,182,921 shares of common stock issued and outstanding. We did not make any adjustments to our estimated net asset value subsequent to March 31, 2014, including adjustments relating to the following, among others: (i) the issuance of common stock and the payment of related offering costs; (ii) net operating income earned and distributions declared; and (iii) the redemption of shares. The updated offering price of our shares is not a statement of our estimated net asset value per share as our board of directors also took into consideration the projected costs and expenses associated with raising capital in this offering. These costs include selling commissions, dealer manager fees and certain other offering costs and are included in the updated offering price so that any dilutive impact to our existing stockholders is minimized. We are providing information regarding our estimated net asset value per share for the sole purpose of updating the offering prices in this primary initial public offering and in our dividend reinvestment plan offering.
Our conflicts committee, composed of all of our independent directors, is responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodology used to determine our estimated net asset value per share, the consistency of the valuation and appraisal methodologies with real estate industry standards and practices, and the reasonableness of the assumptions used in the valuations and appraisals. With the approval of our conflicts committee, we engaged CBRE Capital Advisors, Inc. (“CBRE Cap”), an independent investment banking firm, to provide a calculation of the range in estimated net asset value per share of our common stock as of March 31, 2014. CBRE Cap based this range in estimated net asset value per share upon appraisals of our real estate properties performed by CBRE, Inc. (“CBRE”), an affiliate of CBRE Cap and an independent third-party appraisal firm, and valuations performed by KBS Capital Advisors, our advisor, with respect to our cash, real estate loan receivable, other assets, mortgage debt and other liabilities, which are disclosed in our quarterly report on Form 10-Q for the period ended March 31, 2014. The appraisal reports CBRE prepared summarized the key inputs and assumptions involved in the appraisal of each of our real estate properties. CBRE Cap’s valuation was designed to follow the prescribed methodologies of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association (“IPA”) in April 2013. The methodologies and assumptions used to determine the estimated value of our assets and the estimated value of our liabilities are described further below.

Upon the conflicts committee’s receipt and review of CBRE Cap’s valuation report, which included the appraised value of each of our real estate properties as noted in the appraisal reports prepared by CBRE and a summary of the estimated value of each of our other assets and liabilities as determined by our advisor and reviewed by CBRE Cap, and in light of other factors considered by the conflicts committee and the conflicts committee’s own extensive knowledge of our assets and liabilities, the conflicts committee: (i) concluded that the range in estimated net asset value per share of $8.35 to $10.25, with an approximate mid-point of $9.29 per share, as indicated in CBRE Cap’s valuation report and recommended by our advisor, was reasonable and (ii) recommended to our board of directors that it adopt $9.29 as the estimated net asset value per share of our common stock, which approximates the mid-point within the range determined by CBRE Cap. Our board of directors unanimously agreed to accept the recommendation of the conflicts committee and approved $9.29 as the estimated net asset value per share of our common stock, which determination is ultimately and solely the responsibility of our board of directors. Our board of directors then considered the cost of raising capital in this offering as described above and approved $10.39 as the updated offering price per share for this primary public offering (with discounts available for some categories of investors) and $9.88 as the updated offering price per share for this dividend reinvestment plan offering.
The table below sets forth the calculation of our estimated net asset value per share as of May 5, 2014 and the calculation of the updated primary offering price effective for purchases of shares of common stock to be sold in this offering beginning May 7, 2014. CBRE Cap and CBRE are not responsible for the determination of the estimated net asset value per share as of May 5, 2014 and did not participate in the determination of the updated primary offering price.

Real estate properties	$18.33
Real estate-related investment	0.21
Cash	0.94
Other assets	0.16
Mortgage debt	(9.89)
Other liabilities	(0.46)
Estimated net asset value per share	9.29
Estimated enterprise value premium	None assumed
Total estimated net asset value per share	$9.29
Offering related costs	1.10
Updated primary offering price per share	$10.39
Prior to May 5, 2014, our advisor estimated the value of our common stock as $10.00 per share. The basis for this valuation was the fact that the public offering price of shares of common stock in this primary public offering was $10.00 per share (ignoring purchase price discounts for certain categories of purchasers). This was the price most investors paid to purchase shares in this primary initial public offering. Some shares in this offering were sold at a discount to the initial $10.00 primary offering price, though the net proceeds to us from the sale of those shares were substantially the same.

For the purpose of illustrating the changes from the initial $10.00 offering price to the May 5, 2014 estimated net asset value per share, we are summarizing the significant factors from the commencement of this initial public offering in 2010 to March 31, 2014 that explain the difference between the initial $10.00 offering price at which most investors paid to purchase shares in this primary offering and the May 5, 2014 estimated net asset value per share of our common stock. The changes below reflect, among other changes through March 31, 2014: share price discounts, including discounts on shares sold in this primary initial public offering and under our dividend reinvestment plan and discounts on share redemptions; the impact of our upfront offering costs from the commencement of this initial public offering in 2010 through March 31, 2014; acquisition-related costs and expenses; distributions in excess of operating cash flow; gain on the sale of an asset; and the changes in the fair value of our assets and liabilities since acquisition.

	Estimated Value (in thousands)	Calculation of Estimated Value per Share
Offering price (1)	$801,829	$10.00
Share price discount on primary offering and dividend reinvestment plan shares, net of redemptions (2)	(4,000)	(0.05)
Offering proceeds, net of discounts	797,829	9.95
Offering costs (2)	(86,732)	(1.08)
Net offering proceeds	711,097	8.87
Changes due to acquisition related costs and distributions
Acquisition-related costs	(21,740)	(0.27)
Deferred financing costs	(9,685)	(0.12)
Distributions declared in excess of operating cash flow	(11,790)	(0.15)
Total changes due to acquisition related costs and distributions	(43,215)	(0.54)
Changes to fair value of real estate and real estate-related investments
Real estate	90,407	1.13
Net realized gain on asset sale	5,982	0.07
Capital expenditures on real estate	(20,563)	(0.26)
Real estate loan receivable	(341)	—
Total changes to fair value of real estate and real estate-related investments	75,485	0.94
Changes to fair value of other assets and liabilities
Notes payable	592	0.01
Other changes, net (3)	962	0.01
Total changes to fair value of other assets and liabilities	1,554	0.02
Total adjustments to net offering proceeds	33,824	0.42
	$744,921	$9.29
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(1) Offering price presented is calculated based on the number of shares issued and outstanding as of March 31, 2014 and the initial maximum offering price per share of $10.00, which reflects the price most investors paid to purchase shares in this primary initial public offering through March 31, 2014. Through March 31, 2014, we had sold 78,061,023 shares of common stock in this primary initial public offering for gross offering proceeds of $777.7 million, or an average of $9.96 per share, and sold 2,523,237 shares of common stock under our dividend reinvestment plan for gross offering proceeds of $24.0 million, or an average of $9.50 per share. Also, as of March 31, 2014, we had redeemed 421,339 shares sold in this offering for $4.0 million, or an average of $9.60 per share. In addition, as of March 31, 2014, we had sold 20,000 shares of common stock to our advisor for gross offering proceeds of $0.2 million, or $10.00 per share. Also see note 2 below.
(2) Shares were sold in this primary initial public offering at a discount to some categories of investors. Shares sold under our dividend reinvestment plan through March 31, 2014 were sold at a price equal to $9.50 per share. Additionally, shares were redeemed at an average price that was lower than $10.00 in accordance with our share redemption program. Shares sold pursuant to a discount in this primary offering, shares sold under our dividend reinvestment plan and shares redeemed pursuant to our share redemption program resulted in a net decrease of $0.05 to the maximum initial offering price of $10.00 per share. Because sales of shares under our dividend reinvestment plan were not subject to certain offering costs such as sales commissions, dealer manager fees and other offering costs and these shares were sold at a price equal to $9.50 per share, the net offering proceeds per share sold under our dividend reinvestment plan were greater than the net offering proceeds per share sold in this primary initial public offering. In addition, other shares sold at a discount in this primary initial public offering were also generally not subject to all or a portion of the sales commissions, and in some cases, were not subject to a portion of the dealer manager fee, though the net proceeds to us from the sale of these shares in this primary initial public offering were substantially the same.
(3) “Other changes, net” consists of various unrelated insignificant items.
As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties using different assumptions and estimates could derive a different estimated net asset value per share of our common stock, and these differences could be significant. The estimated net asset value per share is not audited and does not represent the fair value of our assets less the fair value of our liabilities according to U.S. generally accepted accounting principles (“GAAP”), nor does it represent a liquidation value of our assets and liabilities or the price at which our shares of common stock would trade on a national securities exchange. The estimated net asset value per share does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. The estimated net asset value per share also does not take into account estimated disposition costs and fees for real estate properties that are not held for sale, debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations, the impact of restrictions on the assumption of debt or swap breakage fees that may be incurred upon the termination of certain of our swaps prior to expiration. As of March 31, 2014, we had no potentially dilutive securities outstanding that would impact the estimated net asset value per share of our common stock.

Methodology
Our goal for the valuation was to arrive at a reasonable and supportable estimated net asset value per share, using a process that was designed to be in compliance with the valuation guidelines established by the IPA and using what we and our advisor deemed to be appropriate valuation methodologies and assumptions. The following is a summary of the valuation and appraisal methodologies, assumptions and estimates used to value our assets and liabilities:
Real Estate
Independent Valuation Firm
CBRE Cap was selected by our advisor and approved by the conflicts committee. With the approval of the conflicts committee, CBRE Cap engaged CBRE to appraise our real estate portfolio(1). CBRE Cap reviewed and took into consideration the appraised values of each of our properties contained in the appraisal reports of CBRE, and described the results of such appraisals in its valuation report, which was provided to our conflicts committee and our board of directors. CBRE is engaged in the business of appraising commercial real estate properties and is not affiliated with us or our advisor. The compensation CBRE receives for its appraisals of our real estate properties is based on the scope of work and not on the appraised values of our real estate properties. The appraisals were performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation, as well as the requirements of the state where each real property is located. Each appraisal was reviewed, approved and signed by an individual with the professional designation of MAI (Member of the Appraisal Institute). The use of the reports is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives. In preparing its appraisal reports, CBRE did not, and was not requested to, solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of us.
CBRE collected all reasonably available material information that it deemed relevant in appraising our real estate properties. CBRE relied in part on property-level information provided by our advisor, including (i) property historical and projected operating revenues and expenses; (ii) property lease agreements; and (iii) information regarding recent or planned capital expenditures.
In conducting their respective investigations and analyses, each of CBRE Cap and CBRE took into account customary and accepted financial and commercial procedures and considerations as each deemed relevant. Although each of CBRE Cap and CBRE reviewed information supplied or otherwise made available by us or our advisor for reasonableness, each assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party and did not independently verify any such information. With respect to operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed with CBRE Cap and CBRE, CBRE Cap and CBRE each assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, board of directors and/or our advisor. CBRE Cap and CBRE each relied on us or our advisor to advise them promptly if any information previously provided became inaccurate or was required to be updated during the period of their review.
In performing its analysis of our real estate properties, CBRE made numerous other assumptions as of various points in time with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond its control and our control, as well as certain factual matters. For example, unless specifically informed to the contrary, CBRE assumed that we have clear and marketable title to each real estate property appraised, that no title defects exist, that any improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, CBRE’s analyses, opinions and conclusions were necessarily based upon market, economic, financial and other circumstances and conditions existing as of or prior to the date of the appraisals, and any material change in such circumstances and conditions may affect CBRE’s analyses and conclusions. CBRE’s appraisal reports contain other assumptions, qualifications and limitations that qualify the analysis, opinions and conclusions set forth therein. Furthermore, the prices at which our real estate properties may actually be sold could differ from their appraised values.
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(1)
CBRE Cap is a FINRA registered broker-dealer and is an investment banking firm that specializes in providing real estate financial services. CBRE is actively engaged in the business of appraising commercial real estate properties similar to those owned by us in connection with public securities offerings, private placements, business combinations and similar transactions. CBRE Cap engaged CBRE to prepare appraisal reports relating to each of our real estate properties and CBRE will receive fees upon the delivery of such reports. In addition, we have agreed to indemnify CBRE Cap against certain liabilities arising out of our engagement of CBRE Cap. Each of CBRE Cap and CBRE is an affiliate of CBRE Group, Inc., a parent holding company of affiliated companies that are engaged in the ordinary course of business in many areas related to commercial real estate and related services. In the two years prior to the date of this filing, CBRE Cap and CBRE and their affiliates have provided a number of commercial real estate, appraisal, valuation and financial advisory services for us and our affiliates and have received fees in connection with such services. CBRE Cap and CBRE and their affiliates may from time to time in the future perform other commercial real estate, appraisal, valuation and financial advisory services for us and our affiliates in transactions related to the properties that are the subjects of these appraisals, so long as such other services do not adversely affect the independence of the applicable CBRE appraiser as certified in the applicable appraisal report.

In the ordinary course of its business, CBRE Cap, CBRE, their affiliates, directors and officers may structure and effect transactions for their own accounts or for the accounts of their customers in commercial real estate assets of the same kind and in the same markets as our assets.

Although CBRE considered any comments received from us or our advisor to their appraisal reports, the final appraised values of our real estate properties were determined by CBRE. The appraisal reports for our real estate properties are addressed solely CBRE Cap to assist in its calculation of the range in estimated net asset value per share of our common stock. The appraisal reports are not addressed to the public and may not be relied upon by any other person to establish an estimated net asset value per share of our common stock and do not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing its appraisal reports CBRE did not solicit third-party indications of interest for our real estate properties.
The foregoing is a summary of the standard assumptions, qualifications and limitations that generally apply to CBRE’s appraisal reports. All of the CBRE appraisal reports, including the analysis, opinions and conclusions set forth in such reports, are qualified by the assumptions, qualifications and limitations set forth in the respective appraisal reports.
Real Estate Valuation
CBRE appraised each of our real estate properties held as of March 31, 2014 using various methodologies including the direct capitalization approach, discounted cash flow analyses and sales comparison approach and relied primarily on 10-year discounted cash flow analyses for the final appraisals of each of our real estate properties. CBRE calculated the discounted cash flow value of each of our real estate properties using property-level cash flow estimates, terminal capitalization rates and discount rates that fall within ranges it believes would be used by similar investors to value our real estate properties, based on recent comparable market transactions adjusted for unique properties and market-specific factors.
As of March 31, 2014, we (i) owned twelve office properties, which were acquired for a total purchase price of $1,379 million, exclusive of acquisition fees and acquisition expenses, and (ii) had invested $20.6 million in capital and tenant improvements in these 12 real estate properties. As of March 31, 2014, the total appraised value of these 12 real estate properties as provided by CBRE using the appraisal methods described above was $1,469 million. The total appraised value of our real estate properties as of March 31, 2014, compared to the total acquisition cost of our real estate properties owned as of March 31, 2014 plus subsequent capital improvements through March 31, 2014, results in an overall increase in the value of these 12 real estate properties of approximately 5.0%.
The following table summarizes the key assumptions that were used in the discounted cash flow analyses to arrive at the appraised value of these 12 real estate properties:

	Range in Values	Weighted-Average Basis
Terminal capitalization rate	6.5% to 8.0%	6.93%
Discount rate	7.0% to 8.75%	7.78%
Annual net operating income growth rate (1)	(0.2)% to 10.5%	4.49%
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(1) The net operating income compounded annual growth rates (“CAGRs”) reflect both the contractual and market rents (in cases where the contractual lease period is less than the hold period of the property) net of expenses over the holding period. The range of CAGRs shown is the constant annual rate at which the net operating income is projected to grow to reach the net operating income in the final year of the hold period for each of the properties.
While we believe that CBRE’s assumptions and inputs are reasonable, a change in these assumptions and inputs would significantly impact the calculation of the appraised value of our real estate properties and thus, our estimated net asset value per share. The table below illustrates the impact on our estimated net asset value per share if the terminal capitalization rates or discount rates CBRE used to appraise our real estate properties were adjusted by 25 basis points, assuming all other factors remain unchanged. Additionally, the table below illustrates the impact on our estimated net asset value per share if these terminal capitalization rates or discount rates were adjusted by 5% in accordance with the IPA guidance, assuming all other factors remain unchanged:

	Increase (Decrease) on the Estimated Net Asset Value per Share due to
	Decrease of 25 basis points	Increase of 25 basis points	Decrease of 5%	Increase of 5%
Terminal capitalization rate	$0.35	$(0.34)	$0.55	$(0.52)
Discount Rate	0.43	(0.40)	0.60	(0.54)
Finally, each 1% change in the appraised value of real estate would result in a change of $0.18 to our estimated net asset value per share.

Real Estate Loan Receivable
Our advisor’s estimated value for our real estate loan receivable is equal to the GAAP fair value disclosed in our Quarterly Report on Form 10-Q for the period ended March 31, 2014, but does not equal the book value of the loan in accordance with GAAP. Our advisor estimated the value of the real estate loan receivable by applying a discounted cash flow analysis over the remaining expected life of the investment, excluding any potential transaction costs. The cash flow estimates used in the analysis during the term of the investment were based on the investment’s contractual cash flow, which we anticipate we will receive. The expected cash flow for the loan was discounted at a rate that we expect a market participant would require for an instrument with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral, current performance, credit enhancements and other factors.
As of March 31, 2014, we owned one real estate loan receivable. The cost of our real estate loan receivable was $17.5 million, which amount includes $0.1 million of origination fees and origination expenses and $7.7 million of net amount funded after origination. As of March 31, 2014, the fair value of our real estate loan receivable was $17.2 million and the outstanding principal balance was $17.4 million. The discount rate applied to the cash flow from the real estate loan receivable, which has a remaining term of 2.25 years, was approximately 8.25%. Similar to the appraisals of our real estate properties, a change in the assumptions and inputs would change the fair value of our real estate loan receivable and thus, our estimated net asset value per share. However, assuming all other factors remain unchanged, a decrease or increase in the discount rates of 25 basis points would have no impact on our estimated net asset value per share. Additionally, assuming all other factors remain unchanged, a 5% decrease or increase in the discount rates would have no impact on our estimated net asset value per share.
Notes Payable
The estimated values of our notes payable are equal to the GAAP fair values disclosed in our Quarterly Report on Form 10-Q for the period ended March 31, 2014, but do not equal the book value of the loans in accordance with GAAP. Our advisor estimated the values of our notes payable using a discounted cash flow analysis. The cash flows were based on the remaining loan terms, including extensions we expect to exercise, and the discount rates were based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio and type of collateral.
As of March 31, 2014, the fair value and carrying value of our notes payable were $792.8 million and $793.4 million, respectively. The weighted-average discount rate applied to the future estimated debt payments, which have a weighted-average remaining term of 4.4 years, was approximately 3.2%.
The table below illustrates the impact on our estimated net asset value per share if the discount rates our advisor used to value our notes payable were adjusted by 25 basis points, assuming all other factors remain unchanged. Additionally, the table below illustrates the impact on our estimated net asset value per share if these discount rates were adjusted by 5% in accordance with the IPA guidance, assuming all other factors remain unchanged:

	Increase (Decrease) on the Estimated Net Asset Value per Share due to
	Decrease of 25 basis points	Increase of 25 basis points	Decrease of 5%	Increase of 5%
Discount rate	(0.10)	0.10	(0.07)	0.07

Other Assets and Liabilities
The carrying values of a majority of our other assets and liabilities are considered to equal their fair value due to their short maturities or liquid nature. Certain balances, such as straight-line rent receivables, lease intangible assets and liabilities, deferred financing costs, unamortized lease commissions and unamortized lease incentives, have been eliminated for the purpose of the valuation due to the fact that the value of those balances was already considered in the valuation of the related asset or liability. Our advisor has also excluded redeemable common stock as temporary equity does not represent a true liability to us and the shares that this amount represents are included in our total outstanding shares of common stock for purposes of calculating our estimated net asset value per share and the updated offering price of our common stock.
Different parties using different assumptions and estimates could derive a different estimated net asset value per share, and these differences could be significant. The value of our shares will fluctuate over time in response to developments related to the capital raised during our offering stage, future investments, the performance of individual assets in our portfolio, the management of those assets and the real estate and finance markets.
Limitations of Estimated Net Asset Value per Share
As mentioned above, we are using this estimated net asset value per share exclusively to help establish the updated offering price of shares of our common stock to be sold in this initial public offering and to comply with the prescribed methodologies of the IPA. As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated net asset value per share, and these differences could be significant. The estimated net asset value per share is not audited and does not represent the fair value of our assets less the fair value of our liabilities according to GAAP.
Accordingly, with respect to our estimated net asset value per share and/or our updated offering price, we can give no assurance that:

•	a stockholder would be able to resell his or her shares at our estimated net asset value per share or the updated offering price;

•
a stockholder would ultimately realize distributions per share equal to our estimated net asset value per share or the updated offering price upon liquidation of our assets and settlement of our liabilities or a sale of our company;

•	our shares of common stock would trade at our estimated net asset value per share or the updated offering price on a national securities exchange;

•	a third party would offer our estimated net asset value per share or the updated offering price in an arm’s-length transaction to purchase all or substantially all of our shares of common stock;

•	another independent third-party appraiser or third-party valuation firm would agree with our estimated net asset value per share, or a valuation firm would agree with the updated offering price; or

•	the methodology used to determine our estimated net asset value per share would be acceptable to the Financial Industry Regulatory Authority or for compliance with ERISA reporting requirements.
Further, our estimated net asset value per share is based on the estimated value of our assets less the estimated value of our liabilities, divided by the number of shares outstanding, all as of March 31, 2014. As of March 31, 2014, we had 80,182,921 shares issued and outstanding. We did not make any adjustments to our estimated net asset value subsequent to March 31, 2014, including, adjustments relating to the following, among others: (i) the issuance of common stock and the payment of related offering costs; (ii) net operating income earned and distributions declared; and (iii) the redemption of shares. The value of our shares will fluctuate over time in response to developments related to the capital raised during our offering stage, future investments, the performance of individual assets in our portfolio and the management of those assets and the real estate and finance markets. Our estimated net asset value per share does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. Our estimated net asset value per share does not take into account estimated disposition costs and fees for real estate properties that are not held for sale, debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations, the impact of restrictions on the assumption of debt or swap breakage fees that may be incurred upon the termination of certain of our swaps prior to expiration. We currently expect to utilize our advisor and/or an independent valuation firm to update the offering price per share within 12 months. We cannot assure you that our offering price will increase or that it will not decrease during our offering stage.

Dividend Reinvestment Plan
Pursuant to our dividend reinvestment plan, until we establish an estimated value per share of our common stock for a purpose other than to set the price to acquire a share of our common stock in one of our public offerings, participants in the plan will acquire shares of our common stock under the plan at a price equal to 95% of the price to acquire a share of our common stock in the primary offering of our then-effective public offering (ignoring any discounts that may be available to certain categories of investors). As such, commencing on the next dividend reinvestment plan purchase date, which is June 2, 2014, participants will acquire shares of our common stock under the plan at a price equal to 95% of $10.39, or $9.88 per share.
If a participant wishes to terminate participation in our dividend reinvestment plan effective for the June 2, 2014 purchase date, participants must notify us in writing of such decision, and we must receive the notice by the close of business on May 23, 2014.
Notice of termination should be sent to:

Regular Mail KBS Real Estate Investment Trust III, Inc. c/o DST Systems, Inc. PO Box 219015 Kansas City, MO 64121-9015	Overnight Address KBS Real Estate Investment Trust III, Inc. c/o DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105
Experts
CBRE, an independent third party valuation firm, appraised each of our real estate properties owned as of March 31, 2014 and provided these appraisals to CBRE Cap. CBRE Cap, an independent investment banking firm, prepared a valuation report, using information as of March 31, 2014, with respect to the range in estimated net asset value per share of our common stock, in accordance with valuation guidelines approved by the conflicts committee, which incorporates the appraised value of our real estate properties as determined by CBRE. As further described in this supplement, our board of directors used the valuation report prepared by CBRE Cap to establish an estimated net asset value per share of our common stock, an updated offering price for shares of common stock to be sold in this primary offering and an updated offering price for shares of common stock to be sold under our dividend reinvestment plan. The valuation report prepared by CBRE Cap does not constitute a recommendation by CBRE Cap with respect to the determination of the updated offering price for shares of common stock to be sold in this primary offering or the updated offering price for shares of common stock to be sold under our dividend reinvestment plan.